[MAXXAM Logo]

April 30, 2002

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of MAXXAM Inc. to be held at 8:30 a.m. on Wednesday, May 22, 2002, at the Marriott West Loop, 1750 West Loop South, Houston, Texas.

Although you may presently plan to attend the Annual Meeting, we urge you to indicate your approval in the spaces provided on the enclosed proxy card by voting "FOR" the election of the directors named in the attached proxy statement and "FOR" the proposal to approve the MAXXAM 2002 Omnibus Employee Incentive Plan. Please then date, sign and promptly return the proxy card in the enclosed envelope. Even if you have previously mailed a proxy card, you may vote in person at the Annual Meeting by following the procedures described in the attached Proxy Statement.

We look forward to seeing as many of you as possible at the Annual Meeting.

CHARLES E. HURWITZ
Chairman of the Board and
Chief Executive Officer

MAXXAM INC.
5847 San Felipe, Suite 2600
Houston, Texas 77057

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 22, 2002

The Annual Meeting of Stockholders of MAXXAM Inc. (the "Company") will be held on Wednesday, May 22, 2002, at the Houston Marriott West Loop, 1750 West Loop South, Houston, Texas at 8:30 a.m., local time, for the following purposes:

1. To elect four directors to serve on the Board of Directors of the Company, three of whom will be elected by the holders of Common Stock, voting separately as a class, to hold office until the 2003 Annual Meeting of Stockholders or until their successors are elected and qualified, and one of whom will be elected by holders of Common Stock and Class A $.05 Non-Cumulative Participating Convertible Preferred Stock, voting together as a single class, to hold office until the 2005 Annual Meeting of Stockholders or until his successor is elected and qualified;

2. To consider and vote upon a proposal to approve the MAXXAM 2002 Omnibus Employee Incentive Plan; and

3. To transact such other business as may be properly presented to the Annual Meeting or any adjournments or postponements thereof.

Stockholders of record as of the close of business on March 29, 2002 are entitled to notice of and to vote at the Annual Meeting. A list of stockholders will be available commencing May 8, 2002, and may be inspected for purposes germane to the Annual Meeting during normal business hours prior to the Annual Meeting at the offices of the Company, 5847 San Felipe, Suite 2600, Houston, Texas.

By Order of the Board of Directors

BERNARD L. BIRKEL
Secretary

April 30, 2002

IMPORTANT

Please complete, date and sign the enclosed proxy card. Return it promptly in the enclosed envelope provided for your convenience and which requires no postage if mailed in the United States. Any stockholder who attends the Annual Meeting may vote personally on all matters brought before the Annual Meeting by following the procedures described in the attached Proxy Statement. In that event, your proxy will not be used.

MAXXAM INC.

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 22, 2002

This proxy statement (the **"Proxy Statement"**) is furnished to stockholders in connection with the solicitation by the Board of Directors of MAXXAM Inc. (the **"Company"** or **"MAXXAM"**), a Delaware corporation, of proxies for use at the Company's Annual Meeting of Stockholders (the **"Annual Meeting"**) to be held at 8:30 a.m. on Wednesday, May 22, 2002, and any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying notice of Annual Meeting. The principal executive offices of the Company are located at 5847 San Felipe, Suite 2600, Houston, Texas 77057, telephone (713) 975-7600.

This Proxy Statement, the accompanying proxy card and the Notice of Annual Meeting of Stockholders are being mailed, commencing on or about May 2, 2002, to the stockholders of record as of the close of business on March 29, 2002 (the **"Record Date"**). Only holders of record of the 6,527,671 shares of Common Stock (the **"Common Stock"**) and the 668,390 shares of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the **"Preferred Stock,"** and together with the Common Stock, the **"Capital Stock"**) of the Company outstanding as of the Record Date are entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote and each share of Preferred Stock is entitled to ten votes on such matters as they are entitled to vote. At the Annual Meeting, the holders of Common Stock, voting separately as a class, are entitled to elect three members of the Company's Board of Directors (sometimes referred to herein as the **"Board"**), and the holders of Common Stock and Preferred Stock, voting together as a single class, are entitled to elect one member of the Company's Board of Directors.

We cordially invite you to attend the Annual Meeting. Whether or not you plan to attend, please complete, date, sign and promptly return the enclosed proxy card in the enclosed envelope. The persons authorized to act as proxies at the Annual Meeting, individually or jointly, as listed on the proxy card, are J. Kent Friedman, Bernard L. Birkel and Timothy J. Neumann. You may revoke your proxy at any time prior to its exercise at the Annual Meeting by notice to the Company's Secretary, by filing a later-dated proxy or, if you attend the Annual Meeting, by voting your shares of stock in person. Proxies will be voted in accordance with the directions specified thereon or, in the absence of instructions, "FOR" the election of the nominees to the Board of Directors named in this Proxy Statement, and "FOR" the proposal to approve the MAXXAM 2002 Omnibus Employee Incentive Plan (the **"2002 Omnibus Plan"**) described herein.

All stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting. Seating, however, is limited. Admission to the meeting will be on a first-come, first-served basis. Registration is expected to begin at 7:30 a.m., and seating is expected to be available at approximately 8:00 a.m. Cameras, recording equipment, communication devices or other similar equipment will not be permitted in the meeting room without the prior written consent of the Company. In addition, posters, placards or other signs or materials may not be displayed inside the meeting facility. The meeting will be conducted in accordance with certain rules and procedures established by the Company, which will be available or announced at the Annual Meeting.

In order to expedite your admission to the Annual Meeting, we suggest that you pre-register by completing the Pre-Registration Form which accompanies this Proxy Statement and sending it by facsimile to (866) 717-8999 before the close of business on May 17, 2002. Persons who pre-register will be required to verify their identity at the registration table with a driver's license or other appropriate identification bearing a photograph. Please contact the Company at (713) 267-3675 if you have any questions regarding the pre-registration process. The Company may in its discretion admit appropriately credentialed members of the media.

PLEASE NOTE THAT IF YOU HOLD YOUR SHARES IN "STREET NAME" (THAT IS, THROUGH A BROKER, BANK OR OTHER NOMINEE), YOU WILL NEED TO BRING A COPY OF A BROKERAGE OR SIMILAR STATEMENT REFLECTING YOUR STOCK OWNERSHIP AS OF THE RECORD DATE. ALL STOCKHOLDERS, OR THEIR DULY APPOINTED PROXIES, WILL BE REQUIRED TO CHECK IN AT THE REGISTRATION DESK PRIOR TO THE ANNUAL MEETING. ALL STOCKHOLDERS, REGARDLESS OF THEIR FORM OF OWNERSHIP, AND ALL PROXIES

WILL ALSO BE REQUIRED TO VERIFY THEIR IDENTITY WITH A DRIVER'S LICENSE OR OTHER APPROPRIATE IDENTIFICATION BEARING A PHOTOGRAPH.

The Company's Transfer Agent is American Stock Transfer & Trust Company. All communications concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of stock and similar issues, may be handled by contacting them at (800) 937-5449 or via the Internet at www.amstock.com.

The presence, in person or by proxy, of the holders of shares of Capital Stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting is required to constitute a quorum for the transaction of business at the Annual Meeting. Under applicable Delaware law, abstentions, broker non-votes (i.e., shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter, has received no instructions from the persons entitled to vote such shares and has appropriately advised the Company that it lacks voting authority) and withhold authority designations are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Directors are elected by a plurality of votes. Votes for directors may be cast in favor or withheld; votes that are withheld or broker non-votes will be excluded entirely from the vote and will have no effect on the outcome. Abstentions may not be specified in the election of directors. A stockholder may, with respect to each other matter specified in the notice of the meeting, (i) vote "FOR," (ii) vote "AGAINST" or (iii) "ABSTAIN" from voting. The affirmative vote of a majority of the shares present in person or by proxy and voting thereon at the Annual Meeting is required for approval of the other matters presented. Shares represented by proxies that are marked "abstain" on such matters, proxies relating to broker non-votes and proxies relating to withhold authority in the election of directors will be counted as shares present for purposes of determining the presence of a quorum. Such shares, however, will not be treated as shares voting and therefore will not affect the outcome of the vote.

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD. RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED. IF YOUR SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT HIM OR HER TO VOTE THE PROXY CARD AS SOON AS POSSIBLE. IF YOU PLAN TO ATTEND THE ANNUAL MEETING TO VOTE IN PERSON AND YOUR SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, YOU MUST OBTAIN A PROXY FROM SUCH NOMINEE ASSIGNING VOTING RIGHTS TO YOU FOR YOUR SHARES.

ELECTION OF DIRECTORS

The Company's Restated Certificate of Incorporation provides for three classes of directors (excluding the directors elected by the holders of Common Stock as discussed below) having staggered terms of office, with directors of each class to be elected by the holders of the Company's Common Stock and Preferred Stock, voting together as a single class, for terms of three years and until their respective successors have been duly elected and qualified (**"General Directors"**). The Company's Restated Certificate of Incorporation also provides that so long as any shares of the Preferred Stock are outstanding, the holders of Common Stock, voting as a class separately from the holders of any other class or series of stock, shall be entitled to elect, for terms of one year, at each annual meeting, the greater of (i) two directors, or (ii) that number of directors which constitutes 25% of the total number of directors (rounded up to the nearest whole number) to be in office subsequent to such annual meeting (**"Common Directors"**). The Board of Directors has nonetheless designated three out of its seven directors as Common Director nominees.

Four directors will be elected at this year's Annual Meeting. The Company's three nominees for Common Director are Robert J. Cruikshank, Stanley D. Rosenberg and Michael J. Rosenthal (to hold office until the 2003 Annual Meeting of the Stockholders). Charles E. Hurwitz has been nominated by the Company to stand for election as a General Director (to hold office until the 2005 Annual Meeting of Stockholders). Each nominee is currently a member of, and has extensive experience on, the Company's Board of Directors and in other board and business positions. See "Executive Officers and Directors" and "Principal Stockholders" for information concerning each of the nominees and other directors, including the dates on which they first became directors, their business experience during the past five years and the number of shares of the Company's Common Stock and Preferred Stock owned beneficially by each of them as of the Record Date. Each of the Company's nominees has consented to serve as a member of the Board if elected.

The persons named on the enclosed proxy card will vote the shares of Common Stock and Preferred Stock represented thereby for the election of the Company's nominees, except where authority has been withheld as to a particular nominee or as to all such nominees. Should any of the Company's nominees decline or be unable to serve as a director of the Company, which is not anticipated, the persons named on the enclosed proxy card will vote for the election of such other person, if any, as the Board of Directors may recommend.

The Board of Directors recommends a vote "FOR" the election of each of Messrs. Cruikshank, Rosenberg and Rosenthal as Common Directors and Mr. Hurwitz as a General Director of the Company.

PROPOSAL TO APPROVE THE MAXXAM
2002 OMNIBUS EMPLOYEE INCENTIVE PLAN

On April 30, 2002, the Section 162(m) Compensation Committee of the Company's Board of Directors (the **"Section 162(m) Committee"**) approved the adoption of the 2002 Omnibus Plan. The Board ratified such action as of April 30, 2002 and the Company is hereby submitting the 2002 Omnibus Plan for approval by the stockholders of the Company.

The purpose of the 2002 Omnibus Plan is to benefit the Company, its subsidiaries and stockholders by encouraging and providing for the acquisition of an equity interest in the Company by its middle and executive management, and to advance the interests of the Company by increasing such individuals' proprietary interest in the success of the Company and its subsidiaries. The Board also believes that the 2002 Omnibus Plan will advance the interests of the Company and its stockholders by enabling the Company to attract and retain the services of key employees upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the **"Code"**) generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to a company's chief executive officer and the four other most highly compensated executive officers. Certain compensation, including "performance-based compensation," is not included in compensation subject to the $1 million limitation. In particular, income recognized upon the exercise of stock options, stock appreciation rights and the other stock-based incentive alternatives issuable under the 2002 Omnibus Plan will not generally be subject to the deduction limit. However, Section 162(m) may require the entire 2002 Omnibus Plan to be reapproved by the stockholders every fifth year.

The following summary describes the 2002 Omnibus Plan. This summary is qualified in all respects by reference to the full text of the 2002 Omnibus Plan, a copy of which will be available upon request from the Secretary of the Company.

General Provisions

The Company anticipates that the Section 162(m) Committee will administer the 2002 Omnibus Plan. The plan will be administered in a manner that the transactions under it will be exempt pursuant to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**) and qualify for the exclusion from compensation provided for by Section 162(m). In this regard, the Company anticipates that the Section 162(m) Committee will be comprised solely of at least two "outside" and "non-employee" directors as such terms are defined or interpreted for purposes of Section 162(m) of the Code and Rule 16b-3 of the Exchange Act, respectively. The Section 162(m) Committee will select participants for awards in its sole discretion, including but not limited to those employees of the Company recommended by the Company's senior management. The 2002 Omnibus Plan also permits the Section 162(m) Committee to delegate this authority to one or more officers provided that certain conditions are satisfied. Employees, directors and consultants to the Company and its subsidiaries are eligible for awards under the plan.

The Section 162(m) Committee will have discretion in making awards under the 2002 Omnibus Plan, choosing from a variety of the stock-based incentive alternatives, and in setting the vesting schedules of any of such awards. The 2002 Omnibus Plan allows for the grant of incentive stock options (**"ISOs"**), nonstatutory stock options, stock appreciation rights (**"SARs"**), performance units, performance shares, restricted stock and unrestricted stock; however, it is not contemplated that any participant will receive awards from all categories available under the 2002 Omnibus Plan. Up to 700,000 shares of Common Stock and 70,000 shares of Preferred Stock of the Company will be reserved for awards or for payment of rights granted under the 2002 Omnibus Plan (subject to adjustment in the event of certain changes in the capitalization of the Company). Payments under the 2002 Omnibus Plan for other than direct awards of stock may be made in cash, in stock or partly in each, at the discretion of the Committee. If any award terminates or lapses prior to the expiration or earlier termination of the 2002 Omnibus Plan, the shares of Capital Stock subject to the award will be available again for award under the 2002 Omnibus Plan (except in the case of a stock option as to which a related SAR has been exercised).

The maximum number of shares of Common Stock for which awards (including stock options and SARs) may be granted under the 2002 Omnibus Plan to any one participant during any calendar year period is 350,000, subject to certain adjustments in capitalization. The maximum number of shares of Preferred Stock for which awards (including stock options and SARs) may be granted under the 2002 Omnibus Plan to any one participant during any calendar year period is 70,000, subject to certain adjustments in capitalization; provided that awards made in respect of Preferred Stock may not at any time exceed 10% of awards previously made in respect of Common Stock.

The 2002 Omnibus Plan will become effective upon stockholder approval and will expire on March 31, 2012. Awards made under the 2002 Omnibus Plan prior to its termination shall remain in effect until they shall have been exercised, satisfied or terminated as set forth in the 2002 Omnibus Plan. The Board of Directors may at any time suspend, discontinue or terminate the 2002 Omnibus Plan or from time to time amend, revise or modify the Plan. However, no plan change may adversely impact a previously granted award made under the 2002 Omnibus Plan without consent of the grantee. Stock obtained under the 2002 Omnibus Plan may be subject to restrictions, and recipients are subject to reporting and disposition restrictions under Section 16 of the Exchange Act and related insider trading laws.

In connection with its ratification of the 2002 Omnibus Plan, the Board provided for termination (with respect to the availability of future awards) of the Company's 1994 Omnibus Employee Incentive Plan upon stockholder approval of the 2002 Omnibus Plan.

Stock Options

The Section 162(m) Committee may grant options to purchase shares of Capital Stock. Such options may be nonstatutory or nonqualified stock options and ISOs pursuant to Section 422 of the Code.

The option price for any option may not be less than the par value of Capital Stock, and ISOs granted under the 2002 Omnibus Plan may not utilize an exercise price which is less than the fair market value of Capital Stock on the date of the grant. The option price may be paid in cash, in previously acquired Capital Stock held for at least six (6) months and with a fair market value on the date of exercise equal to the option price, or by combination of cash and Capital Stock. The Section 162(m) Committee may also approve other forms of payment.

Stock Appreciation Rights

The Section 162(m) Committee may grant SARs in conjunction with, or apart from, stock options. An SAR entitles the grantee to receive a payment from the Company equal to the excess of the fair market value of a share of Capital Stock at the date of exercise over a specified price fixed by the Section 162(m) Committee. The Section 162(m) Committee may establish a maximum appreciation value when granting SARs. Payment upon exercise of SARs may be made in cash, Capital Stock, or a combination thereof, at the discretion of the Section 162(m) Committee.

Restricted Stock

The Section 162(m) Committee may also grant shares of restricted Capital Stock under the 2002 Omnibus Plan. The Section 162(m) Committee may make the vesting of restricted stock subject to various conditions including the participant remaining employed by the Company for a number of years. Participants holding shares of restricted stock may exercise full voting rights with respect to those shares but shall not be entitled to receive dividends and other distributions paid, if any, with respect to those shares during the period of restriction. A holder of restricted stock may not sell or otherwise transfer the Capital Stock until the restrictions have lapsed or been removed.

Performance Units and Performance Shares

The Section 162(m) Committee may also grant performance units and performance shares under the 2002 Omnibus Plan. In such event, the Section 162(m) Committee will establish a performance period over which corporate, business unit or individual performance goals set by the Section 162(m) Committee will be measured. At the end of the performance period, the performance units or performance shares will be paid out at their initial established values, increased or decreased, as the case may be, based upon performance above or below target levels. Payment may be made in cash, Capital Stock, or a combination thereof as determined by the Section 162(m) Committee. Payment may be made in a lump sum or in installments at the Section 162(m) Committee's discretion. In the event payment is deferred, interest or dividend equivalents may be paid to participants.

Unrestricted Stock

Unrestricted shares of Capital Stock also may be awarded under the 2002 Omnibus Plan, as well as upon the exercise of stock options, in connection with distributions due on the exercise of SARs or as payment on performance units or performance shares.

Certain Federal Tax Consequences

The following summary is a general discussion of certain Federal income tax consequences which can affect the Company and participants of the 2002 Omnibus Plan in connection with certain awards granted under the 2002 Omnibus Plan. This discussion is based upon provisions of the Code, the regulations, administrative rulings and judicial decisions in effect at the date of this Proxy Statement, all of which are subject to change (possibly with retroactive effect) or different interpretations.

The grant of a nonstatutory stock option creates no taxable income to a participant. Upon exercise of a nonstatutory stock option, a participant will generally recognize taxable ordinary income to the extent the fair market value of the stock on the date of exercise exceeds the option price. When the stock is eventually sold, a participant recognizes capital gain or loss to the extent the sale price differs from the fair market value of the stock on the date of exercise. To the extent that a participant recognizes taxable ordinary income, the Company will generally receive a corresponding tax deduction, except to the extent the limitations of Section 162(m) of the Code are applicable.

The grant and the exercise of an ISO generally creates no regular taxable income to a participant. When the stock is eventually sold, a participant recognizes capital gain to the extent the sale price exceeds the option price, provided the participant has held the stock for at least two years from the date of the grant of the stock option and at least one year from the date of its exercise. If the holding period requirements are not met, a participant recognizes taxable ordinary income in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise over the option price, or (ii) the amount realized on disposition over the option price. Any excess of the sale price over the fair market value of the stock on the date of exercise is taxed as capital gain to the participant. The Company will generally receive a corresponding tax deduction to the extent the gain recognized by the participant is treated as ordinary income, except to the extent the limitations of Section 162(m) of the Code are applicable. The excess of the fair market value of the stock on the date of exercise over the option price is included in alternative minimum taxable income, possibly subjecting a participant to alternative minimum tax.

The grant of performance units or performance shares creates no taxable income to the participant. Upon payment of such awards, the amount of cash and/or the fair market value of stock received by the participant will generally be recognized as taxable ordinary income, and the Company will generally receive a corresponding tax deduction.

The grant of SARs creates no taxable income to the participant. Upon the exercise of the SARs, the amount of cash and/or the fair market value of stock received by the participant will generally be recognized as taxable ordinary income, and the Company will generally receive a corresponding tax deduction.

Restricted stock is generally not taxable to a participant until the restricted stock is no longer subject to restrictions or to a substantial risk of forfeiture. A participant may elect under Section 83(b) of the Code, however, to have an amount equal to the difference between the fair market value of the stock on the date of grant and the participant's cost, if any, taxed as ordinary income at the time of the grant, with any future appreciation taxed as capital gain. In the absence of such an election, upon lapse of the restrictions or a substantial risk of forfeiture, a participant recognizes taxable ordinary income to the extent that the fair market value of the stock on the date the restrictions lapse exceeds the participant's cost, if any. Subsequent appreciation in the value of the restricted stock is taxable as capital gain to the participant when recognized. To the extent that a participant recognizes taxable ordinary income, the Company will generally receive a corresponding tax deduction.

Unrestricted stock is generally taxable to a participant upon receipt in an amount equal to the difference between the fair market value of the stock on the date of grant and the participant's cost, if any. Any such amount is taxed as ordinary income at the time of the grant, with any future appreciation taxed as capital gain when recognized. The Company generally receives a tax deduction in the amount of taxable ordinary income recognized by the participant.

Requisite Approval

Approval of the 2002 Omnibus Plan requires the affirmative vote of the holders of a majority of the Company's Capital Stock represented at the Annual Meeting. The Board of Directors and management recommend that the stockholders of the Company vote "FOR" approval of the 2002 Omnibus Plan.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors held four meetings and acted by written consent on three occasions during 2001. In addition, management confers frequently with directors on an informal basis to discuss Company affairs. During 2001, no director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the committees of the Board on which he served.

The Board of Directors of the Company has the following standing committees: Executive, Audit, Conflicts and Compliance, Compensation Policy, and Section 162(m) Compensation. The Board does not have a standing nominating committee nor does it have any committee performing a similar function.

The Executive Committee meets on call and has authority to act on most matters during the intervals between meetings of the entire Board of Directors. Its current members are Messrs. Hurwitz (Chairman), Levin and Schwartz. The Executive Committee did not meet nor act by written consent during 2001.

The Audit Committee serves as an independent and objective party to oversee the integrity of the Company's accounting and financial reporting processes and internal control system, including the Company's system of internal controls regarding finance and accounting that management and the Board have established. Consistent with such function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. Further, it reviews and appraises the independence and performance of the

Company's independent accountants and the performance of the Company's internal auditing department, and provides an open avenue of communication among senior management, the independent accountants, the internal auditing department and the Board. The Board of Directors has adopted a written charter for the Audit Committee which was filed as Appendix A to the Company's 2001 Proxy Statement. Messrs. Cruikshank (Chairman), Levin, Rosenberg and Rosenthal served as members of this committee, which met on five occasions during 2001 and did not act by written consent. In addition, four separate meetings were held with the Chairman of the Audit Committee. The Company has determined that each member of the Audit Committee is "independent" within the meaning of the American Stock Exchange's rules concerning audit committees. See also "Report of the Audit Committee" below.

The Conflicts and Compliance Committee (i) ensures that appropriate policies with regard to employee conduct pursuant to legal and ethical business standards are formulated, maintained, periodically reviewed and properly implemented and enforced, (ii) reviews possible conflicts of interest, and (iii) establishes, maintains, governs and enforces policies regarding sensitive payments, insider trading with regard to the Company's equity securities and similar policies. Messrs. Rosenberg (Chairman), Cruikshank, Levin and Rosenthal served as members of this committee, which met on four occasions during 2001 and did not act by written consent.

The Compensation Policy Committee (the **"Policy Committee"**) reviews and approves proposals concerning or related to (i) the establishment or change of benefit plans, or material amendments to existing benefit plans, and (ii) salaries or other compensation, including payments awarded pursuant to bonus and benefit plans maintained by the Company and its subsidiaries (excluding Kaiser Aluminum Corporation (**"Kaiser"**) and Kaiser Aluminum & Chemical Corporation (**"KACC"**)) and to all executive officers and other employees of the Company and its non-Kaiser subsidiaries. However, the Policy Committee is not responsible for the administration of, amendments to and awards pursuant to the MAXXAM 1994 Executive Bonus Plan (the **"Executive Plan"**) or the MAXXAM 1994 Omnibus Employee Incentive Plan (the **"1994 Omnibus Plan"**). Messrs. Levin (Chairman), Cruikshank, Rosenberg and Rosenthal served as members of this committee. The Policy Committee met on three occasions during 2001 and acted by written consent on one occasion.

The Section 162(m) Compensation Committee (the **"162(m) Committee"**) has the authority to administer and make amendments to the Company's Executive Plan and the 1994 Omnibus Plan and such other plans or programs, if any, as are intended to comply with the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended (the **"Code"**). The Section 162(m) Committee establishes criteria to be used in determining awards to be made pursuant to the Executive Plan, while retaining the right to reduce any such awards through its power of negative discretion, and approves awards made pursuant to the 1994 Omnibus Plan. Messrs. Cruikshank (Chairman), Rosenberg and Rosenthal served as members of this committee. During 2001, this committee held four meetings and acted by written consent on one occasion.

Director Compensation

Messrs. Cruikshank, Levin, Rosenberg and Rosenthal, who are not employees of or consultants to the Company, each received a fee of $30,000 for the 2001 calendar year. Non-employee directors were also entitled to receive an annual fee of $1,500 for each Board committee they chaired and $1,000 for each Board committee on which they served as a member. Further, non-employee directors received $1,500 per day for personally attending, or $500 per day for attending by telephone or other means, each committee meeting not held in conjunction with a regularly scheduled Board meeting. Messrs. Cruikshank, Levin, Rosenberg and Rosenthal received an aggregate of $48,000, $38,500, $38,500 and $39,000, respectively, in payment of such director and committee chairman/member fees during 2001. No additional compensation for attending Board or committee meetings was paid to directors. Directors were reimbursed for travel and other disbursements relating to Board and committee meetings. Fees to directors who were also employees of the Company were deemed to be included in their salary. Non-employee directors of the Company who also served as directors of the Company's majority-owned subsidiaries, Kaiser and KACC, also received from Kaiser and KACC additional director or committee fees and were reimbursed by Kaiser and KACC for expenses pertaining to their services in such capacities. During 2001, Messrs. Cruikshank and Levin each received an aggregate of $81,909 in such director and committee fees from Kaiser and KACC. Of such fees, $51,909 was paid to each of Messrs. Cruikshank and Levin in the form of an option to purchase shares of Kaiser common stock. Mr. Levin also received additional fees in the amount of $30,000 for serving as manager of Scotia Pacific Company LLC, a wholly owned subsidiary of the Company.

All non-employee directors are eligible to participate in a deferred compensation program. By executing a Deferred Fee Agreement, a non-employee director may defer all or part, in 25% increments, of the director's fees received from the Company for service in such capacity for any calendar year. The designated percentage of deferred fees are credited to a book account as of the date such fees would have been paid to the director and are deemed "invested" in two investment choices, again in 25% increments, of phantom shares of the Company's Common Stock and/or in an account bearing interest calculated using one-twelfth of the sum of the prime rate on the first day of each month plus 2%. Deferred director's fees, including all earnings credited to the book account, will be paid in cash to the director or beneficiary as soon as practicable following the date the director ceases for any reason to be a member of the Board, either in a lump sum or in a specified number of annual installments not to exceed ten, at the director's election. Mr. Levin is the only director who has elected to defer his director's fees, with such fees having been deferred since September 1994.

Non-employee directors are also eligible to participate in the Company's 1994 Non-Employee Director Stock Plan (the **"Non-Employee Director Plan"**). Pursuant to such plan, each eligible director receives an initial grant of an option to purchase, at the discretion of the Board or any committee thereof, at least 500 shares of the Company's Common Stock. The initial grant takes place on the day following the first annual meeting after such eligible director is first elected or appointed by the Board to be a director. Thereafter, each eligible director is granted an option to purchase 600 shares of Common Stock each year effective the day following the annual meeting. The exercise price per share of the options is the closing price of the Common Stock as reported by the American Stock Exchange on the date the option is granted. Each option granted under the Non-Employee Director Plan becomes exercisable as to 25% of the shares on the first, second, third and fourth anniversaries of the date of the grant. Messrs. Cruikshank, Levin, Rosenberg and Rosenthal each received options to purchase 600 shares of the Company's Common Stock on May 24, 2001, at an exercise price of $17.02 per share.

Policy Committee Interlocks and Insider Participation

During the 2001 fiscal year, no member of the Policy Committee or the 162(m) Committee was an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries; however, two members had a relationship requiring disclosure by the Company under Item 404 of Regulation S-K. Mr. Levin served on the Policy Committee and on the Board of Directors during 2001. Mr. Levin is a member of the law firm of Kramer Levin Naftalis & Frankel LLP, which provided legal services for the Company and its subsidiaries during 2001.

During the Company's 2001 fiscal year, no executive officer of the Company served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Policy Committee or the 162(m) Committee, (ii) a director of another entity, one of whose executive officers served on the Policy Committee or the 162(m) Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information as of the Record Date, with respect to the executive officers, directors and director nominees of the Company. All officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

Name	Positions and Offices with the Company
Charles E. Hurwitz	Chairman of the Board and Chief Executive Officer
J. Kent Friedman	Vice Chairman of the Board and General Counsel
Paul N. Schwartz	Director, President and Chief Financial Officer
Diane M. Dudley	Vice President and Chief Personnel Officer
Joshua A. Reiss	Vice President—Communications
Bernard L. Birkel	Secretary
Elizabeth D. Brumley	Controller
Robert J. Cruikshank	Director
Ezra G. Levin	Director
Stanley D. Rosenberg	Director
Michael J. Rosenthal	Director

Charles E. Hurwitz. Mr. Hurwitz, age 61, has served as a member of the Board of Directors and the Executive Committee of the Company since August 1978 and was elected as Chairman of the Board and Chief Executive Officer of the Company in March 1980. He is a nominee for election as a General Director of the Company to serve until the 2005 Annual Meeting of Stockholders. Mr. Hurwitz also served the Company as President from January 1993 to January 1998. Mr. Hurwitz was Chairman of the Board and Chief Executive Officer of Federated Development Company (**"Federated"**), a Texas corporation, from January 1974 until its merger in February 2002 into Federated Development, LLC (**"FDLLC"**), a wholly owned subsidiary of Giddeon Holdings, Inc. (**"Giddeon Holdings"**), at which time Mr. Hurwitz became Chairman of the Board and Chief Executive Officer of FDLLC. Mr. Hurwitz is the President and Director of Giddeon Holdings, a principal stockholder of the Company which is primarily engaged in the management of real estate investments. Mr. Hurwitz has also been, since its formation in November 1996, Chairman of the Board, President and Chief Executive Officer of MAXXAM Group Holdings Inc. (**"MGHI"**), a wholly owned subsidiary of the Company. He has served as a director of Kaiser since October 1988 and of KACC since November 1988. From December 1994 until April 2002, Mr. Hurwitz served as Vice Chairman of the Board of KACC.

J. Kent Friedman. Mr. Friedman, age 58, was elected a director and appointed Vice Chairman of the Company in May 2000, and has served as General Counsel of the Company since December 1999. He served as Acting General Counsel of the Company from March 1998 until his appointment as General Counsel. Mr. Friedman was a partner of Mayor, Day, Caldwell & Keeton, L.L.P., a Houston law firm, from 1982 through December 1999, and he was the Managing Partner of that firm from 1982 through 1992. He has also served since September 1999 as a director of The Pacific Lumber Company, a subsidiary of the Company engaged in forest products operations (**"Pacific Lumber"**) and a manager of the Board of Managers of Scotia Pacific Company LLC, Pacific Lumber's principal subsidiary (**"Scotia LLC"**). From December 1999 until February 2002, Mr. Friedman also served as Senior Vice President and General Counsel of Kaiser and KACC. Mr. Friedman is Co-Chairman of the Greater Houston Inner City Games, President of the Mickey Leland Kibbutzim Internship Foundation and served as a member of the Board of Regents of Texas Southern University (1987 to 1990) and as a member of the Executive Committee of the Board of Directors of the Houston Symphony (1984 to 1999).

Paul N. Schwartz. Mr. Schwartz, age 55, was named a director and President of the Company in January 1998, and has served as Chief Financial Officer of the Company since January 1995. He previously served as Executive Vice President of the Company from January 1995 until January 1998, Senior Vice President—Corporate Development of the Company from June 1987 until December 1994, and Vice President—Corporate Development of the Company from July 1985 to June 1987. Since June 1998, Mr. Schwartz has also served as a manager of the Board of Managers and a Vice President of Scotia LLC. He has also served as a director of Pacific Lumber since February 1993. Mr. Schwartz has also served as Vice President, Chief Financial Officer and a director of MGHI since its formation.

Diane M. Dudley. Ms. Dudley, age 61, has served as Vice President and Chief Personnel Officer of the Company since May 1990. From June 1987 until May 1990, she was Vice President—Personnel and Administration of the Company. From December 1983 until June 1987, Ms. Dudley served as Assistant Vice President—Personnel of the Company. Ms. Dudley has also served as a Vice President of Pacific Lumber since November 1995.

Joshua A. Reiss. Mr. Reiss, age 34, joined the Company in March 1999 as Director of Public Relations and was named Vice President—Communications of the Company in December 2000. He previously served in several capacities in the New York office of Burson-Marsteller, most recently as Director of Public Affairs from 1997 to 1998.

Bernard L. Birkel. Mr. Birkel, age 52, was named Secretary of the Company in May 1997, and has served MGHI and Pacific Lumber in such capacity since May 1997 and Scotia LLC since June 1998. He served as Managing Counsel—Corporate of the Company from May 1997 to February 2000, when he was appointed Senior Assistant General Counsel. Mr. Birkel was Assistant Secretary of the Company from May 1991 and MGHI from November 1996. He served as Senior Corporate Counsel of the Company from August 1992 until May 1997. Prior to joining the Company as Corporate Counsel in August 1990, Mr. Birkel was a partner in the Houston law firm of Woodard, Hall & Primm, P.C.

Elizabeth D. Brumley. Ms. Brumley, age 43, joined the Company in August 1996 and was named Controller in January 1999. She has also served as Controller of MGHI since January 1999. Until January 1999, Ms. Brumley served as Assistant Controller of the Company from December 1997 and MGHI from May 1998. She previously worked for GulfMark Offshore, Inc. (formerly GulfMark International, Inc.), where she served as Controller from 1990 until joining the Company. Ms. Brumley was a senior auditor with Arthur Andersen LLP prior to joining GulfMark in December 1987.

Robert J. Cruikshank. Mr. Cruikshank, age 71, has served as a director of the Company since May 1993. Mr. Cruikshank is a nominee for reelection as a Common Director of the Company to serve until the 2003 Annual Meeting of Stockholders. In addition, he has served as a director of Kaiser and KACC since January 1994. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche from December 1989 until his retirement from that firm in March 1993. Mr. Cruikshank served on the board of directors of Deloitte Haskins & Sells from 1981 to 1985 and as Managing Partner from June 1974 until its merger with Touche Ross & Co. in December 1989. Mr. Cruikshank also serves as a director and on the Compensation Committee of Reliant Energy Inc., a public utility holding company with interests in electric and natural gas utilities, and coal and transportation businesses; as a director of Texas Biotechnology Incorporated; as a trust manager of Weingarten Realty Investors; and as advisory director of Compass Bank—Houston. Mr. Cruikshank has also served in a leadership capacity at a number of leading academic and health care organizations including: member of the Board of Directors, Texas Medical Center (1989 to present), and Regent and Vice Chairman of The University of Texas System (1989-1995).

Ezra G. Levin. Mr. Levin, age 68, was first elected a director of the Company in May 1978. He has served as a director of Kaiser and KACC since July 1991 and November 1988, respectively, and also served as a director of Kaiser from April 1988 to May 1990. Mr. Levin has served as a director of Pacific Lumber since February 1993, and as a manager on the Board of Managers of Scotia LLC since June 1998. From January 1974 through December 1995, he served as a trustee of Federated. Mr. Levin is a member of the law firm of Kramer Levin Naftalis & Frankel LLP. He has held leadership roles in various legal and philanthropic capacities, and also has served as visiting professor at the University of Wisconsin Law School and Columbia College.

Stanley D. Rosenberg. Mr. Rosenberg, age 70, was first elected to the Board of Directors of the Company in June 1981. He is a nominee for reelection as a Common Director of the Company to serve until the 2003 Annual Meeting of Stockholders. Mr. Rosenberg is a partner in the law firm of Loeffler Jonas & Tuggey LLP. He was a partner in the law firm of Arter & Hadden LLP from April 1999 until May 2001, and was a partner in the law firm of Rosenberg, Tuggey, Agather, Rosenthal & Rodriguez from February 1990 through April 1999. He was a partner in the law firm of Oppenheimer, Rosenberg & Kelleher, Inc. from its inception in 1971 until February 1990, from which time he served as Of Counsel to that firm through June 1993. Mr. Rosenberg has also held leadership roles in various legal and philanthropic capacities including: Committee Chairman—State Bar of Texas Task Force on Title Companies (1984 to 1990); Member, University of Texas Graduate School of Business Advisory Council (1991 to 1992); Member of the Board of Visitors, University of Texas Law School (1992 to 1994); and, Director, University of Texas Health Science Center Development Board (1994 to present).

Michael J. Rosenthal. Mr. Rosenthal, age 58, is a nominee for reelection as a Common Director of the Company to serve until the 2003 Annual Meeting of Stockholders. Since 1986, Mr. Rosenthal has served as Chairman and President of M.J. Rosenthal and Associates, Inc., an investment company. From 1984 to 1986, Mr. Rosenthal served as a partner and a Managing Director of Wesray Capital Corporation, an investment company, and prior to that was Senior Vice President and Managing Director of the Mergers and Acquisitions Department of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm. Mr. Rosenthal also serves as a director and Treasurer of the Horticultural Society of New York and over the last several years, has also served as Chairman, a director and/or Chief Executive Officer of a number of companies including: American Vision Centers, Inc., Northwestern Steel & Wire Company, Star Corrugated Box Co., Inc., Vector Distributors, Inc., Western Auto Supply Company and Wilson Sporting Goods Company.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the Record Date, unless otherwise indicated, the beneficial ownership of the Company's Common Stock and Preferred Stock by (i) those persons known by the Company to own beneficially more than 5% of the shares of either class then outstanding, (ii) each of the executive officers named in the Summary Compensation Table set forth below, (iii) each of the directors or nominees for director, and (iv) all directors and executive officers of the Company as a group.

Name Of Beneficial Owner	Title of Class	Number of Shares[1]	% of Class	Combined % of Voting Power[2]
Gilda Investments, LLC[3]	Common Stock	1,750,480[4][5]	26.7	63.2
	Preferred Stock	661,377	99.0	
The Stockholder Group[3]	Common Stock	2,989,944[4][5][6][7][8]	44.9	73.8
	Preferred Stock	752,441[9]	99.2	
Dimensional Fund Advisors Inc.	Common Stock	475,325[10]	7.3	3.6
Robert J. Cruikshank	Common Stock	4,200[11]	*	*
Bernard L. Birkel	Common Stock	2,140[12]	*	*
Diane M. Dudley	Common Stock	2,291[13]	*	*
J. Kent Friedman	Common Stock	10,760[14]	*	*
Charles E. Hurwitz[3][15]	Common Stock	2,989,944[4][5][7][8]	44.9	73.8
	Preferred Stock	752,441[6][9]	99.2	
Ezra G. Levin	Common Stock	4,200[11]	*	*
Stanley D. Rosenberg	Common Stock	5,200[11]	*	*
Michael J. Rosenthal	Common Stock	400[16]	*	*
Paul N. Schwartz	Common Stock	54,096[17]	*	*
All directors, nominees for director and executive officers of the Company as a group (11 persons)[6]	Common Stock	3,075,011[4][5][7][8][18]	45.7	74.1
	Preferred Stock	752,441[6][9]	99.2	

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* Less than 1%.

[1] Unless otherwise indicated, the beneficial owners have sole voting and investment power with respect to the shares listed in the table. Includes the number of shares such persons would have received on the Record Date, if any, for their exercisable SARs (excluding SARs payable in cash only) exercisable within 60 days of such date if such rights had been paid solely in shares of Common Stock. Also includes the number of shares of Common Stock credited to such person's stock fund account under the Company's 401(k) savings plan.

[2] The Company's Preferred Stock is generally entitled to ten votes per share on matters presented to a vote of the Company's stockholders.

[3] Gilda Investments, LLC (**"Gilda"**) is a wholly owned subsidiary of Giddeon Holdings. Gilda, Giddeon Holdings, Giddeon Portfolio LLC (**"Giddeon Portfolio"**), the Hurwitz Investment Partnership L.P., the Hurwitz 1992 Investment Partnership L.P. and Mr. Hurwitz may be deemed a "group" (the **"Stockholder Group"**) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. The address of Gilda is 5847 San Felipe, Suite 2600, Houston, Texas 77057. The address of the Stockholder Group is c/o Timothy J. Neumann, Esq., Giddeon Holdings, Inc., 5847 San Felipe, Suite 2600, Houston, Texas 77057.

[4] Includes 60,000 shares owned by Giddeon Portfolio. Giddeon Portfolio is a Texas limited liability company which is owned 79% by Gilda and 21% by Mr. Hurwitz, and of which Gilda is the managing member.

[5] Includes options to purchase 21,029 shares of Common Stock held by Gilda.

[6] Includes 661,377 shares of Preferred Stock owned by Gilda as to which Mr. Hurwitz possesses voting and investment power and 1,064 shares of Preferred Stock held directly by Mr. Hurwitz.

[7] Includes (a) 1,669,451 shares of Common Stock owned by Gilda as to which Mr. Hurwitz indirectly possesses voting and investment power, (b) 78,784 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership, (c) 46,500 shares of Common Stock owned by the Hurwitz Investment Partnership L.P., a limited partnership controlled by Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (d) 4,049 shares of Common Stock owned by the 1992 Hurwitz Investment Partnership L.P., of which 2,024 shares are owned by Mr. Hurwitz's spouse as separate property and as to which Mr. Hurwitz disclaims beneficial ownership, and (e) 1,001,391 shares of Common Stock held directly by Mr. Hurwitz, including 256,808 shares of restricted Common Stock with respect to which Mr. Hurwitz possesses sole voting power and which have certain transfer and other restrictions which generally lapse in December 2014.

(footnotes continued on the following page)

(8) Includes options held by Mr. Hurwitz to purchase 108,740 shares of Common Stock and exercisable within 60 days of the Record Date.

(9) Includes options held by Mr. Hurwitz to purchase 90,000 shares of Preferred Stock and exercisable within 60 days of the Record Date.

(10) Information based solely on a Schedule 13G filed with the Securities and Exchange Commission (**"SEC"**) on February 12, 2002 (the **"Dimensional 13G"**). The Dimensional 13G was filed by Dimensional Fund Advisors Inc. (**"Dimensional"**), a Delaware corporation which is a registered investment advisor. The Dimensional 13G indicates that Dimensional has sole voting and dispositive power with respect to 475,325 shares and that all of such shares are owned by other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. The business address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(11) Includes options to purchase 3,200 shares of Common Stock and exercisable within 60 days of the Record Date.

(12) Includes options to purchase 2,140 shares of Common Stock and exercisable within 60 days of the Record Date.

(13) Includes options to purchase 1,280 shares of Common Stock and exercisable within 60 days of the Record Date.

(14) Includes options to purchase 10,760 shares of Common Stock and exercisable within 60 days of the Record Date.

(15) Mr. Hurwitz serves as the sole director of Giddeon Holdings, and together with members of his immediate family and trusts for the benefit thereof, owns all of the voting shares of Giddeon Holdings. His positions include Chairman of the Board and Chief Executive Officer of the Company, membership on the Company's Executive Committee and Chairman of the Board and President of Giddeon Holdings. By reason of the foregoing and his relationship with the members of the Stockholder Group, Mr. Hurwitz may be deemed to possess shared voting and investment power with respect to the shares held by the Stockholder Group.

(16) Includes options to purchase 400 shares of Common Stock and exercisable within 60 days of the Record Date.

(17) Includes options to purchase 39,520 shares of Common Stock exercisable within 60 days of the Record Date, and 10,749 shares of Common Stock owned by a trust of which Mr. Schwartz and his spouse are trustees and share voting and investment power with respect to such shares.

(18) The directors and executive officers of the Company included in the Stockholder Group beneficially own 2,989,944 of such shares. The remaining shares consist of 19,647 shares of Common Stock, and options exercisable within 60 days of the Record Date to purchase 65,420 shares of Common Stock, held by the directors and officers of the Company not included in the Stockholder Group. Of the 19,647 shares of Common Stock, the applicable directors and officers have sole voting and investment power with respect to 8,898 of such shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information, cash and non-cash, for each of the Company's last three completed fiscal years with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company (collectively referred to as the **"named executive officers"**) for the fiscal year ended December 31, 2001:

		Annual Compensation			Long-Term Compensation: Awards		Long-Term Compensation: Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Restricted Stock Award(s) ($)	Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Charles E. Hurwitz,	2001	785,836	919,531[2]	—	-0-[3]	124,600	-0-	142,284[4][5]
Chairman of the Board and	2000	755,612	604,490[6]	—	-0-	116,200	-0-	140,794[4][5]
Chief Executive Officer	1999	726,549	2,085,905[7]	—	11,684,764[8]	32,500	-0-	123,944[4][5]
J. Kent Friedman,	2001	468,000	324,000	79,878	-0-[3]	20,900	-0-	29,556[4][5]
Vice Chairman and	2000	450,000	360,000	98,053	-0-	18,800	-0-	14,777[4][5]
General Counsel[9]	1999	37,500	-0-	—	-0-	184,500[3][10]	-0-	47[4][5]
Paul N. Schwartz,	2001	562,432	464,376	—	-0-	25,100	-0-	103,061[4][5]
Director, President and	2000	540,800	432,640	—	-0-	22,600	-0-	103,061[4][5]
Chief Financial Officer	1999	520,000	550,000[11]	—	-0-	20,000	-0-	90,775[4][5]
Bernard L. Birkel,	2001	186,294	105,000	—	-0-	5,100	-0-	6,645[5]
Secretary	2000	179,300	120,000	—	-0-	5,700	-0-	5,723[5]
	1999	172,240	115,000	—	-0-	2,500	-0-	6,400[5]
Diane M. Dudley,	2001	167,000	100,000	—	-0-	3,800	-0-	34,961[4][5]
Vice President and	2000	160,600	110,000	—	-0-	3,400	-0-	34,669[4][5]
Chief Personnel Officer	1999	154,420	95,000	—	-0-	1,500	-0-	30,809[4][5]
John T. La Duc,[12]	2001	387,393	171,000	—	-0-[3]	-0-	4,628[13]	19,370[14]
Former Senior Vice	2000	372,493	435,000	—	-0-	-0-	59,065[13]	18,625[14]
President	1999	358,167	171,928[15][16]	—	-0-	-0-	120,990[13]	17,908[14]

---

(1) Excludes perquisites and other personal benefits which in the aggregate do not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.

(2) Includes payments totalling $544,041 made in 2002 with respect to 2001.

(3) In April 2001, Kaiser made an offer to current employees and directors to exchange their outstanding options to acquire shares of Kaiser common stock for restricted shares of Kaiser common stock (the **"Exchange Offer"**). Pursuant to the Exchange Offer, Messrs. Hurwitz and Friedman exchanged all of their then outstanding options to acquire Kaiser common stock (i.e., 250,000 and 167,000 options, respectively) for 52,472 and 93,894 restricted shares of Kaiser common stock, respectively, and Mr. La Duc exchanged approximately 51% of his outstanding options to acquire Kaiser common stock (i.e., 243,575 options) for 34,511 restricted shares of Kaiser common stock. The restrictions on 33⅓% of the shares issued pursuant to the Exchange Offer generally lapsed and such shares vested on March 5, 2002. The restrictions are generally scheduled to lapse and the shares vest as to an additional 33⅓% of such shares on each of March 5, 2003 and March 5, 2004, subject to the grantee being an employee of Kaiser, KACC or an affiliate or subsidiary of Kaiser or KACC on the applicable vesting date. Vesting may be accelerated under certain circumstances. Any dividends payable on the shares prior to the lapse of the restrictions are payable to the grantee. As of December 31, 2001, Messrs. Hurwitz, Friedman and La Duc owned 52,472, 93,894 and 34,511 restricted shares of Kaiser common stock valued at $85,005, $152,108 and $55,908, based on the closing price on the New York Stock Exchange of $1.62 per share. Prior to March 5, 2002, Messrs. Hurwitz and La Duc elected to cancel that portion of their restricted shares issued pursuant to the Exchange Offer for which the restrictions would have lapsed on that date.

(4) Includes the following aggregate amounts accrued for 2001, 2000 and 1999, respectively, in respect of the MAXXAM Inc. Revised Capital Accumulation Plan of 1988 (the **"Capital Accumulation Plan"**), pursuant to which, in general, benefits vest 10% annually and (i) with respect to contributions made for 1988-1997, were paid in January 1998; or (ii) with respect to contributions made during 1998 or after, are payable upon the earlier of (a) January 1, 2008 (with respect to participants who were also participants under a former plan on December 31, 1987), or (b) termination of employment with the Company: Mr. Hurwitz—

(footnotes continued on the following page)

$135,735, $134,497 and $117,890; Mr. Friedman—$22,756, $7,977 and $47; Mr. Schwartz—$97,147, $96,261 and $84,375; and Ms. Dudley—$28,845, $28,585 and $25,055.

(5) These amounts include matching contributions by the Company under its 401(k) savings plan for 2001, 2000 and 1999, respectively, as follows: Mr. Hurwitz—$6,549, $6,297 and $6,054; Mr. Friedman—$6,800, $6,800 and $-0-; Mr. Schwartz—$6,800, $6,800 and $6,400; Mr. Birkel—$6,645, $5,723 and $6,400; and Ms. Dudley—$6,116, $6,084 and $5,754.

(6) Includes payments totalling $375,490 made in 2001 with respect to 2000.

(7) Includes payments totalling $1,840,905 made in 2000 with respect to 1999.

(8) As required by SEC rules, this amount was determined by multiplying the number of shares of restricted stock granted (256,808) by the closing market price on the date of grant.

(9) Mr. Friedman became an employee of the Company in December 1999.

(10) Represents options (with tandem SARs) for 17,500 shares of MAXXAM Common Stock and options for 167,000 shares of Kaiser common stock.

(11) Includes a single payment of $400,000 in December 1999, and three annual payments, commencing December 2000, of $50,000 each, so long as Mr. Schwartz continues to be employed by the Company on each payment date.

(12) Mr. La Duc resigned from his position as Senior Vice President of the Company on December 14, 2001. Mr. La Duc received his compensation for all three years principally from KACC; however, the Company reimbursed KACC for certain allocable costs associated with the performance of services for the Company by Mr. La Duc. The table reflects Mr. La Duc's total compensation, rather than any allocated part of such compensation.

(13) Amounts reflect the value of the actual payment received during the year indicated in connection with awards made under Kaiser's long-term incentive program for the rolling three-year periods 1995-1997, 1996-1998 and 1997-1999. The awards generally were paid in two equal installments: the first during the year following the end of the three-year performance period and the second during the following year. The amounts indicated in the Summary Compensation Table reflect the value of the actual payment received under the next program by Mr. La Duc in the year indicated, with the stock portion of each amount being based on the market value on the date of distribution. Total awards to Mr. La Duc for the 1995-1997, 1996-1998 and 1997-1999 periods were $164,900, $120,000 and $22,081, respectively. Mr. La Duc did not receive an award under the program for the 1998-2000 performance period. Additional information with respect to the long-term component of Kaiser's incentive compensation program is set forth below in the Long-Term Incentive Plan Awards Table.

(14) Amount represents contributions under the KACC 401(k) savings plan and the KACC Supplemental Benefits Plan (each as defined below) by KACC.

(15) Includes $75,000 (paid over a three-year period) for 1999, for which the Company reimbursed KACC.

(16) Payment of the bonus for 1999 was deferred until Kaiser's net income, as adjusted for certain factors, was positive for a fiscal quarter. The Company's net income, as adjusted, for the first quarter of 2000 satisfied this condition.

Option/SAR Grants Table

The following table sets forth certain information concerning stock options or SARs granted in fiscal year 2001 to any of the named executive officers:

	Individual Grants				Grant Date Value
(a)	(b)	(c)	(d)	(e)	(f)
Name	# of Securities Underlying Options/SARs Grants[1]	% of Total Options/ SARS Granted to Employees in 2001	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($)[2]
Charles E. Hurwitz	124,600	53.3	17.95	12/12/11	1,076,020
J. Kent Friedman	20,900	8.9	17.95	12/12/11	180,490
Paul N. Schwartz	25,100	10.7	17.95	12/12/11	216,760
Bernard L. Birkel	5,100	2.2	17.95	12/12/11	44,040
Diane M. Dudley	3,800	1.6	17.95	12/12/11	32,815

(1) Represents shares of Common Stock underlying stock options with tandem SARs.

(2) Valuation was determined utilizing Black-Scholes Option Price Model with the following assumptions: 5-year daily volatility for Common Stock, 5.016% risk-free rate (10-year Government Bond as of the grant date), no dividend yield and 6.59-year exercise date. No adjustments were made for non-transferability or risk of forfeiture.

The stock options with respect to the Company's Common Stock set forth in the above table were granted under the 1994 Omnibus Plan at the closing price on the date of the grant, and vest 20% on the first anniversary date of the grant and an additional 20% on each anniversary date thereafter until fully vested.

Option/SAR Exercises and Fiscal Year End Value Table

The table below provides information on an aggregated basis concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the fiscal year ended December 31, 2001 by each of the named executive officers, and the 2001 fiscal year-end value of unexercised options and SARs, including SARs exercisable for cash only.

(a)	(b)	(c)	(d) Number of Unexercised Options/SARs at Fiscal Year-End (#)		(e) Value of Unexercised in-the-Money Options/SARs at Fiscal Year-End ($)	
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Charles E. Hurwitz	-0-	-0-	90,000[1]	-0-[1]	—[2]	-0-
	-0-	-0-	92,240[3]	263,560[3]	—[2]	—[2]
J. Kent Friedman	-0-	-0-	10,760[3]	46,440[3]	—[2]	—[2]
Paul N. Schwartz	-0-	-0-	74,520[3]	68,180[3]	—[2]	—[2]
John T. La Duc	-0-	-0-	4,000[3]	-0-	—[2]	-0-
	-0-	-0-	187,500[4]	46,875[4]	—[5]	—[5]
Bernard L. Birkel	-0-	-0-	5,740[3]	12,360[3]	—[2]	—[2]
Diane M. Dudley	-0-	-0-	5,880[3]	8,020[3]	—[2]	—[2]

[1] Represents underlying shares of Preferred Stock.

[2] Valued based upon the $17.50 closing price of the Company's Common Stock on December 31, 2001. No value is shown because the exercise price is higher than such closing price.

[3] Represents underlying shares of Common Stock.

[4] Represents underlying shares of Kaiser common stock.

[5] Valued based upon the $1.62 closing price of Kaiser common stock on December 31, 2001. No value is shown because the exercise price is higher than such closing price.

Long-Term Incentive Plan Awards Table

Mr. La Duc received a distribution in 2001 in respect of the long-term component of Kaiser's long-term incentive compensation program for the 1997-1999 three-year, long-term performance period. The following table and accompanying footnotes describe the awards received by Mr. La Duc in 2001.

(a)	(b)	(c)	Estimated Future Payouts under Non-Stock Price-Based Plans ($)[1]		
			(d)	(e)	(f)
Name	Number of Shares, Units or Other Rights (#)	Performance or Other Periods Until Maturation or Payout ($)	Threshold	Target	Maximum
John T. La Duc	1,179[2]	—	—	—	—

[1] All payments in connection with the 1997-1999 performance period have been made.

[2] Represents the stock portion of the second installment of long-term incentive award distributed in February 2001 in connection with the 1997-1999 performance period. The average closing price of Kaiser common stock during December 1999 was $6.809 per share. The total award for the 1997-1999 performance period for Mr. La Duc was $22,081.

Kaiser Long-Term Incentive Plan

The long-term portion of Kaiser's incentive program in effect for periods beginning prior to 1998 provided incentive compensation based on performance against goals over rolling three-year periods. During the 1996-1998 performance period, target incentives were based on the return on assets employed in the business. During the 1997-1999 performance period, target incentives were based upon earnings per share targets established in 1997. Additional information with respect to long-term incentive compensation awarded to Mr. La Duc under the program is set forth above in the Summary Compensation Table, including Note 13 to the Summary Compensation Table.

Defined Benefit Plans

MAXXAM Pension Plan

All officers who are also employees and other regular employees of the Company automatically participate in the Company's Pension Plan (the **"Pension Plan"**), a noncontributory, defined benefit plan. Benefits equal the sum of an employee's "past service benefit" and "future service benefit." Benefits are based on (i) an employee's base salary, including overtime, but excluding bonuses, commissions and incentive compensation and (ii) an employee's age and the number of years of service with the Company.

Under the Pension Plan, the annual past service benefit is the greatest of:

(i)   benefits accrued under the plan through December 31, 1986;

(ii)   the product of (a) the sum of 0.8% of the participant's Past Service Compensation Base (as defined), plus 0.8% of the participant's Past Service Compensation Base in excess of $15,000 and (b) the participant's credited years of service prior to January 1, 1987; or

(iii) the product of 1.2% of the participant's Past Service Compensation Base and the participant's credited years of service prior to January 1, 1987.

For 1987 and 1988, the annual future service benefit equaled 1.6% of an employee's compensation up to two-thirds of the Social Security wage base, plus 2.4% of any remaining compensation. Effective January 1, 1989, the annual future service benefit equaled 1.75% of an employee's compensation for each year of participation, plus 0.6% of the employee's compensation in excess of $10,000. Effective January 1, 1995, the annual future service benefit equals 2.35% of an employee's compensation for each year of participation.

The amount of an employee's aggregate plan compensation that may be included in benefit computations under the Pension Plan is limited to $170,000 for 2001. Benefits are generally payable as a lifetime annuity or, with respect to married employees, as a 50% joint and survivor annuity, or, if the employee elects (with spousal consent), in certain alternative annuity forms. Benefits under the Pension Plan are not subject to any deductions for Social Security or other offsets. The covered compensation for 2001 and credited years of service as of December 31, 2001 for the Pension Plan and estimated annual benefits payable upon retirement at normal retirement age for the named executive officers (other than those compensated by KACC who do not participate in this Pension Plan) were as follows: Mr. Hurwitz: $170,000—21 years—$138,773; Mr. Friedman: $170,000—2 years—$42,156; Mr. Schwartz: $170,000—21 years—$125,349; Mr. Birkel: $170,000—11 years—$90,306; and Ms. Dudley: $167,000—21 years—$66,125.

The projected benefits shown above were computed as lifetime annuity amounts, payable beginning at age 65. The benefit amounts reflect a covered compensation limit of $200,000 for 2002 and subsequent years under Section 401(a)(17) of the Code. In addition, the amounts reflect a maximum benefit limit of $160,000 for 2002 and subsequent years (with early retirement reductions where applicable) that is placed upon annual benefits that may be paid to a participant in the Pension Plan at retirement under Section 415 of the Code. Combined plan limits applicable to employees participating in both defined contribution and defined benefit plans have not been reflected.

Kaiser Retirement Plan

KACC maintains a qualified, defined-benefit retirement plan (the **"Kaiser Retirement Plan"**) for salaried employees of KACC and co-sponsoring subsidiaries who meet certain eligibility requirements. The table below shows estimated annual retirement benefits payable under the terms of the Kaiser Retirement Plan to participants with the indicated years of credited service. These benefits are reflected without reduction for the limitations imposed by the Code on qualified plans and before adjustment for the Social Security offset, thereby reflecting aggregate benefits to be received, subject to Social Security offsets, under the Kaiser Retirement Plan and the Kaiser Supplemental Benefit Plan (as defined below).

Annual Remuneration	Years of Service				
	15	20	25	30	35
$ 250,000	$ 56,250	$ 75,000	$ 93,750	$ 112,500	$ 131,250
350,000	78,750	105,000	131,250	157,500	183,750
450,000	101,250	135,000	168,750	202,500	236,250
550,000	123,750	165,000	206,250	247,500	288,750

The estimated annual retirement benefits shown are based upon the assumptions that current Kaiser Retirement Plan and Kaiser Supplemental Benefit Plan provisions remain in effect, that the participant retires at age 65, and that the retiree receives payments based on a straight life annuity for his lifetime. Mr. La Duc had 32.3 years of credited service on December 31, 2001. Monthly retirement benefits, except for certain minimum benefits, are determined by multiplying years of credited service (not in excess of 40) by the difference between 1.50% of average monthly compensation for the highest base period (36, 48 or 60 consecutive months, depending upon compensation level) in the last ten years of employment and 1.25% of monthly primary Social Security benefits. Pension compensation covered by the Kaiser Retirement Plan and the Kaiser Supplemental Benefits Plan consists of salary and bonus amounts set forth in the Summary Compensation Table (column (c) plus column (d) thereof).

Participants are entitled to retire and receive pension benefits, unreduced for age, upon reaching age 62 or after 30 years of credited service. Full early pension benefits (without adjustment for Social Security offset prior to age 62) are payable to participants who are at least 55 years of age and have completed 10 or more years of pension service (or whose age and years of pension service total 70) and who have been terminated by KACC or an affiliate for reasons of job elimination or partial disability. Participants electing to retire prior to age 62 who are at least 55 years of age and have completed ten or more years of pension service (or whose age and years of pension service total at least 70) may receive pension benefits, unreduced for age, payable at age 62 or reduced benefits payable earlier. Participants who terminate their employment after five years or more of pension service, or after age 55 but prior to age 62, are entitled to pension benefits, unreduced for age, commencing at age 62 or, if they have completed ten or more years of pension service, actuarially reduced benefits payable earlier. For participants with five or more years of pension service or who have reached age 55 and who die, the Kaiser Retirement Plan provides a pension to their eligible surviving spouses. Upon retirement, participants may elect among several payment alternatives including, for most types of retirement, a lump-sum payment.

MAXXAM Supplemental Executive Retirement Plan

Effective March 8, 1991, the Company adopted an unfunded non-qualified Supplemental Executive Retirement Plan (the **"SERP"**). The SERP provides that eligible participants are entitled to receive benefits which would have been payable to such participants under the Pension Plan except for the limitations imposed by the Code. Participants in the SERP are selected by the Company's Board of Directors. Three executive officers of the Company, Messrs. Hurwitz, Friedman and Schwartz, were entitled to receive benefits under the SERP during 2001.

The following projections are based on the same assumptions as utilized in connection with the Pension Plan projections above. The 2002 qualified plan pay limit ($200,000) and benefit limit ($160,000) are reflected for all years in the future. In addition, no future increases in the participants' covered compensation amounts from the 2001 levels are assumed.

	Hurwitz	Friedman	Schwartz
Covered Compensation for 2001:			
Qualified Plan	$ 170,000	$ 170,000	$ 170,000
Nonqualified Plan	615,837	298,000	392,432
Total	$ 785,837	$ 468,000	$ 562,432
Credited Years of Service as of December 31, 2001	21	2	21
Projected Normal Retirement Benefit:			
Qualified Plan	$ 138,773	$ 42,156	$ 125,349
Nonqualified Plan	180,121	57,669	126,284
Total	$ 318,894	$ 99,825	$ 251,633

Kaiser Supplemental Benefits Plan

KACC maintains an unfunded, non-qualified Supplemental Benefits Plan (the **"Kaiser Supplemental Benefits Plan"**), the purpose of which is to restore benefits which would otherwise be paid from the Kaiser Retirement Plan or the Supplemental Savings and Retirement Plan, a qualified Section 401(k) plan (the **"Kaiser Savings Plan"**), were it not for the Section 401(a)(17) and Section 415 limitations imposed by the Code. Participation in the Kaiser Supplemental Benefits Plan includes all employees of KACC and its subsidiaries whose benefits under the Kaiser Retirement Plan and Kaiser Savings Plan are likely to be affected by such limitations imposed by the Code. Eligible participants, including Mr. La Duc, are entitled to receive the equivalent of the Kaiser Retirement Plan and Kaiser Savings Plan benefits which they may be prevented from receiving under those plans because of such Code limitations.

MAXXAM Severance or Termination Policy

Severance or termination pay is generally granted to regular full-time employees who are involuntarily terminated, subject to certain conditions and a number of exclusions, pursuant to an unfunded policy. After such termination, the policy provides for payment in an amount ranging from two weeks' salary for at least one year of service graduating to a maximum of 104 weeks' salary. The amounts payable under the policy if the named executive officers had been involuntarily terminated on December 31, 2001 would have been as follows: Mr. Hurwitz—$1,571,673; Mr. Friedman—$36,000; Mr. Schwartz—$1,124,864; Mr. Birkel—$78,817; and Ms. Dudley—$334,000.

Kaiser Termination Payment Policy

Most full-time salaried employees of KACC are eligible for benefits under an unfunded termination policy if their employment is involuntarily terminated, subject to a number of exclusions. The policy provides for lump sum payments after termination ranging from one-half month's salary for less than one year of service graduating to eight months' salary for 30 or more years of service. The amount payable to Mr. La Duc under the policy if he had been involuntarily terminated on December 31, 2001 would have been $262,472.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Mr. La Duc and KACC entered into a five-year employment agreement effective January 1, 1998. Pursuant to the terms of the agreement, Mr. La Duc is entitled to an annual base salary of $393,700 for the period June 1, 2001 through May 31, 2002. This amount is reviewed annually to evaluate Mr. La Duc's performance, and in any event adjusted for inflation consistent with the general program of increases for other executives and management employees. Mr. La Duc's agreement also establishes an annual target bonus of $200,000 (subject to adjustment for inflation) payable upon KACC achieving short-term objectives under its executive bonus plan which are to be agreed upon annually and be otherwise consistent with KACC's business plan.

Pursuant to the terms of the agreement, Mr. La Duc received in 1998 a grant under the Kaiser 1997 Omnibus Stock Incentive Plan of options to purchase 468,750 shares of Kaiser common stock at an exercise price of $9.3125 per share. This grant was intended to have a value at the date of grant equivalent to a value of five times Mr. La Duc's annual long-term incentive target of $465,000 and to be in lieu of any payment of long-term incentive compensation under

KACC's executive bonus plan for the five-year period beginning January 1, 1998, although Mr. La Duc remains eligible for additional option grants. The options granted pursuant to the terms of Mr. La Duc's agreement generally vest at the rate of 20% per year, beginning on December 31, 1998, with an additional 20% vesting each December 31, thereafter until fully vested, although vesting may be accelerated in certain circumstances. One-half of the options granted to Mr. La Duc under the agreement were among those exchanged by him for restricted shares of Kaiser common stock in connection with the Exchange Offer. See Note 2 to "Summary Compensation Table" for additional information regarding the Exchange Offer.

Mr. La Duc's agreement provides that upon the termination of his employment (other than for cause, by reason of his acceptance of an offer of employment with an affiliate or under certain circumstances in which Mr. La Duc is adversely affected), Mr. La Duc is entitled to a lump sum payment equal to the sum of (i) the benefit he would have received under the Kaiser Retirement Plan and Kaiser Supplemental Benefits Plan as if he had qualified for a fully early pension over an amount equal to the actuarial equivalent of his actual benefits payable under such Plans on his actual termination, (ii) an amount equal to his base salary as of the date of termination for a period equal to the greater of (a) the number of months remaining in the term of his agreement or (b) two years, and (iii) his annual target bonus for the year of termination (but not less than $200,000). In addition, in the event of Mr. La Duc's termination under the circumstances described above, all of the unvested stock options held by Mr. La Duc on the date of termination that would have vested during the term of his agreement immediately vest and become exercisable in full. Upon a change of control, the benefits described above are also payable upon either the subsequent termination of Mr. La Duc's employment by KACC other than for cause or the subsequent termination of employment by Mr. La Duc for any reason within twelve months following a change of control.

Effective January 15, 2002, KACC adopted the Kaiser Aluminum & Chemical Corporation Retention Plan (the **"Retention Plan"**) and in connection therewith entered into retention agreements with certain key employees, including Messrs. Friedman and La Duc. Awards under the Retention Plan generally vest and become payable only if the participant is employed by KACC on the vesting date for payment, provided, however, that in the event of the death, disability, termination without cause or resignation with good reason (as such terms are defined in the plan) of a participant prior to vesting, the award will vest immediately and generally be payable as soon as practicable.

The awards made in January 2002 contain a basic award, and for certain employees including Mr. La Duc, an additional special award. Fifteen percent of the basic awards vested and was paid in January 2002. If a participant's employment is terminated within 90 days following January 15, 2002 for any reason other than death, disability, termination without cause or resignation for good reason, this payment must be returned. The vesting date for the balance of the basic awards and the special awards is to be determined by the Executive Committee of the Board of KACC, but in no event is the vesting and payment date to be later than March 31, 2003. Such payment of the basic award shall be reduced by any short-term incentive and long-term incentive cash payments earned by a participant during 2002. Upon receipt of the special awards, Mr. La Duc has agreed to waive any accrued benefit through March 31, 2003 under the Kaiser Supplemental Benefits Plan. In connection with the establishment of the Retention Plan, Kaiser and KACC created and funded an irrevocable grantor trust for the purpose of paying the special awards to Mr. La Duc when due.

The amount of the basic award granted to Mr. Friedman under the Retention Plan was $361,530. Mr. Friedman resigned as Senior Vice President and General Counsel of Kaiser and KACC in February 2002, and therefore did not retain any part of the basic award granted him. The amount of the basic award granted to Mr. La Duc under the Retention Plan is $590,533, and the amount of the special award is $2,457,000.

Mr. Friedman and the Company entered into a five-year employment agreement effective December 1, 1999. Pursuant to the terms of the agreement, Mr. Friedman is currently entitled to a base salary of $450,000 per year. This amount is reviewed in accordance with the Company's generally applicable practices; however, the Company has no obligation under such agreement to increase Mr. Friedman's base salary. Mr. Friedman's employment agreement also provides that he receive an annual bonus of not less than $150,000 for each calendar year he is employed by the Company. Pursuant to the terms of the agreement Mr. Friedman received a grant under the 1994 Omnibus Plan of non-qualified stock options, with such options having tandem stock appreciation rights, with respect to 17,500 shares of the Common Stock, at an exercise price of $45.50 per share, and a grant under the Kaiser 1997 Omnibus Stock Incentive Plan of options to purchase 167,000 shares of Kaiser common stock at an exercise price of $9.00 per share. The options granted pursuant to Mr. Friedman's agreement vest at the rate of 20% per year, commencing on December 1, 2000. The stock options granted to Mr. Friedman under the agreement to purchase Kaiser common stock were exchanged by him for restricted shares of Kaiser common stock in connection with the Exchange Offer. See Note 2 to "Summary Compensation Table" for additional information regarding the Exchange Offer.

Pursuant to the terms of Mr. Friedman's agreement, Mr. Friedman received a $250,000 interest-free loan from the Company. Further, contingent upon Mr. Friedman's continued employment with the Company, beginning on December 1, 2000 and continuing annually thereafter, $50,000 of the principal of the loan shall be forgiven by the Company until the principal of the loan has been reduced to zero. Pursuant to the terms of the agreement, Mr. Friedman is also entitled to participate in all employee benefit plans and programs which are available to the Company's senior executive employees. Mr. Friedman's agreement provides that upon the termination of his employment (either voluntarily by Mr. Friedman or for cause), Mr. Friedman is entitled to (i) pro rata base salary through the date of such termination and (ii) any compensation and benefits otherwise due to him pursuant to the terms of the Company's employee benefit plans. In addition, in the event of Mr. Friedman's termination under the circumstances described above, any outstanding principal on the loan referred to above becomes repayable by him upon such termination.

Certain executive officers are eligible to participate in a deferred compensation program. An eligible executive officer may defer up to 30% of gross salary and up to 30% of any bonus otherwise payable to such executive officer for any calendar year. The designated percentage of deferred compensation is credited to a book account as of the date such compensation would have been paid and is deemed "invested" in an account bearing interest calculated using one-twelfth of the sum of the prime rate plus 2% on the first day of each month. Deferred compensation, including all earnings credited to the book account, will be paid in cash to the executive or beneficiary as soon as practicable following the date the executive ceases for any reason to be an employee of the Company, either in a lump sum or in a specified number of annual installments, not to exceed ten, at the executive's election.

REPORT OF THE COMPENSATION COMMITTEES
ON
EXECUTIVE COMPENSATION

Two compensation committees administer the Company's compensation plans, the Policy Committee and the Section 162(m) Committee. The Policy Committee administers and establishes overall compensation policies except to the extent that such authority has been delegated by the Board of Directors to the Section 162(m) Committee. The Section 162(m) Committee administers and approves amendments to the Company's plans or programs which are intended to comply with the provisions of Section 162(m) of the Code. Each of the committees reports directly to the full Board of Directors and together they have furnished the following report on executive compensation for fiscal year 2001.

Executive Officer Compensation

The Policy Committee generally approves the policies under which compensation is paid or awarded to the Company's executive officers. Occasionally, the Chief Executive Officer of the Company exercises his authority to make a particular payment, award or adjustment. Among the factors the Policy Committee takes into consideration in its decisions on executive compensation are the diversified and multifaceted financial and managerial skills required to effectively manage the Company's complex structure. For instance, the Company consists of units operating in wholly separate industries and many of the Company's executives also serve in executive capacities in some or all of its operating subsidiaries in these industries. In addition, the Company continues to position itself to respond when growth opportunities become available. Accordingly, the Policy Committee looks not only to the Company's annual earnings, enhanced stockholder value, and the business development efforts of its existing business units when making executive compensation decisions but also recognizes the particular talents required to build the Company's asset base through acquisitions and expansion into new business segments and acquisitions. The Policy Committee also recognizes and takes into account the role of the Company's executive officers in financial structuring, refinancing and reorganizations on behalf of its operating units. Additional factors considered by the Policy Committee are the public relations, regulatory and litigation related challenges the Company presents for its executive officers. All of these factors present a particular challenge in determining appropriate approaches to executive compensation.

The primary elements of compensation for executive officers of the Company are base salaries and annual discretionary bonuses. From time to time, the Policy Committee also recommends or approves bonus compensation awards under additional incentive compensation programs such as the Company's 1994 Omnibus Plan. From time to time, certain eligible executive officers may participate in the Company's Executive Plan, although to date only the Chief Executive Officer and the President have met the criteria. Except for Messrs. Friedman and La Duc, there are no employment agreements governing the compensation of any of the executive officers of the Company.

Base Salary

The Company's executive compensation philosophy is to pay base salaries adequate to attract and retain executives whose education, training, experience, talents and particular knowledge of the Company, its businesses and the industries in which it operates allow them to be key contributors to the administration, management and operations of the Company. Specific determinations are based primarily on individual attributes and the specific duties or responsibilities of each executive. Base salaries are generally adjusted annually based on a variety of factors, including cost of living information and industry trends. In December 2001, base salaries for executive officers (except those principally compensated by KACC) were reviewed individually and recommendations as to increases for the coming fiscal year were made by the Policy Committee. Among the factors considered by the Policy Committee in determining the amount of the base salary increases were the Consumer Price Index and the national average and industry increases. For the most part, across-the-board base salary increases for key employees of the Company were 3%.

Annual Discretionary Bonus

Company policy requires that a significant portion of an executive officer's compensation be at-risk compensation paid through an annual discretionary bonus. This policy enables the Policy Committee to focus on each executive officer's individual efforts and contribution to the Company during the year in the context of both the Company's performance and the particular responsibilities and projects undertaken by the executive during the year, and award bonus compensation accordingly. Specific determinations are based primarily on the level of achievement of the Company's corporate objectives, the individual's contribution to the achievement of those objectives and the assumption of additional duties or responsibilities. The Company also recognizes particular challenges faced by executives in efforts to strengthen some of its less profitable or marginal operations. The Policy Committee believes that this approach best serves both the short- and long-term interests of the Company and its stockholders by significantly compensating executive officers retrospectively for services they have performed that can be both quantitatively and qualitatively analyzed as opposed to compensating executive officers prospectively through larger base salaries. Bonus compensation is typically awarded in December of each fiscal year and principally paid in cash. Bonus amounts paid by the Company to executive officers (other than the Chief Executive Officer and executive officers principally compensated by KACC) in December 2001 were generally less, but did not vary significantly from bonuses paid for 2000. These bonuses were proposed (other than with respect to himself) by the Chief Executive Officer, subject to review and approval by the Policy Committee.

Additional Incentive Awards

Awards under the 1994 Omnibus Plan are stock-based and compensation arising from the awards, if any, is usually tied to stock price appreciation. In 2001, six executive officers were granted non-qualified stock options, with such options having tandem stock appreciation rights, with respect to 60,100 shares of Common Stock under the 1994 Omnibus Plan. In addition, the Chief Executive Officer was granted non-qualified options, with such options having tandem stock appreciation rights, with respect to 124,600 shares of the Company's Capital Stock.

Executive Plan

The Executive Plan provides performance incentives to each participant while securing, to the extent practicable, a tax deduction by the Company for payments of additional incentive compensation. Under the Executive Plan, the executive officers who are or will be eligible to participate are the only executive officers of the Company to which the deduction limitation is likely to apply. In general, the Section 162(m) Committee meets before March 31 of each year to identify current areas, factors or transactions involving the Company's business where the Section 162(m) Committee believes it would be beneficial to provide an incentive for a participant's performance. As a result, objective performance goals are pre-established and based on general business standards or are narrowly fact-specific to a given fiscal year or, in some instances with respect to longer term objectives, multiple fiscal years. The Chief Executive Officer and the Company's President were the only executive officers eligible under the Executive Plan for 2001.

Compensation of the Chief Executive Officer for the Last Completed Fiscal Year

The compensation of Charles E. Hurwitz, Chairman of the Board and Chief Executive Officer, generally consists of the same elements as for other executive officers. However, the Policy Committee recognizes the special entrepreneurial talents of Mr. Hurwitz, which have provided unique benefits to the Company from time to time. Accordingly, the Policy Committee has occasionally awarded extraordinary compensation to Mr. Hurwitz in recognition of his role in providing such benefits and as an incentive to provide future opportunities. In December 2001, the Policy Committee approved a base salary increase for 2002 of 3% for Mr. Hurwitz. This was the same percentage of increase generally provided during the same period to the Company's executive officers and other key employees.

As described above, Mr. Hurwitz participates in the Executive Plan. The performance goals established for 2001 by the Section 162(m) Committee for Mr. Hurwitz under the Executive Plan were based upon (i) improved 2001 consolidated financial results, (ii) certain subsidiaries committing to specified new business ventures, (iii) extraordinary transactions by certain subsidiaries, (iv) improvement in earnings per share and (v) the achievement by the Company's industry segments of their 2001 business plans. Based on the Company's 2001 results and performance in relation to the foregoing goals and criteria, Mr. Hurwitz was entitled to receive approximately $1.9 million under the Executive Plan. This amount was based upon (i) completion of a portion of the Headwaters Agreement, (ii) a subsidiary's acquisition of LakePointe Plaza, an office complex located in Sugar Land, Texas and (iii) Kaiser's sale of an 8.3% interest in Queensland Alumina Limited. The Section 162(m) Committee exercised its negative discretion and awarded Mr. Hurwitz an aggregate bonus of $544,041 in respect of his services during 2001.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the chief executive officer and the four other most highly compensated executive officers of such companies. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Executive Plan and the 1994 Omnibus Plan, each of which has been approved by the stockholders of the Company, are performance-based and designed to enable compliance with Section 162(m) of the Code and the regulations thereunder. For purposes of Section 162(m) of the Code, the Section 162(m) Committee was composed of "outside directors" as such term is defined or interpreted for purposes of Section 162(m) of the Code during 2001.

Compensation by KACC

One of the Company's executive officers, Mr. La Duc, was compensated during 2001 principally by KACC, a majority-owned subsidiary of the Company, which establishes salaries and other elements of compensation for such executive officers. Where an executive officer of both the Company and KACC is compensated by KACC, or where an executive officer of both the Company and KACC is compensated by the Company, the respective corporations make intercompany allocations of the costs of employment of the executive officer based on an allocation of that executive officer's time as expended among the Company or KACC and their respective subsidiaries.

Section 162(m) Compensation Committee *of the Board of Directors*	*Compensation Policy Committee* *of the Board of Directors*
Robert J. Cruikshank, Chairman	Robert J. Cruikshank
Stanley D. Rosenberg	Ezra G. Levin, Chairman
Michael J. Rosenthal	Stanley D. Rosenberg
	Michael J. Rosenthal


REPORT OF THE AUDIT COMMITTEE


The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

April 26, 2002
To the Board of Directors of MAXXAM Inc.:

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," as amended, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the Company's internal auditors and the independent auditors the quality and adequacy of the Company's internal controls. The Committee has also reviewed the internal audit function's organization, responsibilities, budget and staffing; the internal auditors' plan; and the results of internal audits. The Audit Committee reviewed with the independent auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Securities and Exchange Commission issued rules in March 2002 which had the effect of requiring that the Company obtain from Arthur Andersen LLP representations that: (i) Arthur Andersen LLP's quality control system for the U. S. accounting and auditing practice provided reasonable assurance that the audit was conducted in compliance with professional standards and (ii) there was appropriate continuity of Andersen personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit. In connection with the audit of the Company's financial statements for the year ended December 31, 2001, Arthur Andersen LLP has met with the Audit Committee to discuss these representations and has provided a letter to the Company confirming these representations.

The Audit Committee reviewed the audited financial statements of the Company as of and for the year ended December 31, 2001, with management and the independent auditors. Management has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the examination of those statements.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommends to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the Securities and Exchange Commission.

> *Audit Committee of the Board of Directors*
> Robert J. Cruikshank, Chairman
> Ezra G. Levin
> Stanley D. Rosenberg
> Michael J. Rosenthal

PRINCIPAL ACCOUNTING FIRM FEES

The following table sets forth the aggregate fees billed to the Company and its subsidiaries for the fiscal year ended December 31, 2001 by the Company's principal accounting firm, Arthur Andersen LLP:

Audit Fees	$ 2,003,780
Financial Information Systems Design and Implementation Fees	—
All Other Fees	537,000 [1][2]
	$ 2,540,780

---

[1] Includes fees for tax consulting, permitted internal audit outsourcing and other non-audit services.

[2] The Audit Committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence.

PERFORMANCE GRAPH

The following performance graph compares the cumulative total stockholder return on the Company's Common Stock with the cumulative total returns of the S&P 500 Stock Index and two peer groups consisting of companies included by S&P in its published indices for the Aluminum Industry and the Forest Products Industry for the Company's last five fiscal years. For historical purposes, the graph also contains the index published by S&P for the Paper and Forest Products Industry, which was utilized by the Company in its performance graph, but which has been discontinued by S&P. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at December 31, 1996, and that all dividends were reinvested. The data points are calculated as of the last trading day for the year indicated.



The Company is involved in the real estate and racing industries in addition to the aluminum and forest product industries. However, the real estate and racing units of the Company account for less than 5% of the Company's gross revenues on a consolidated basis and, therefore, a line-of-business index for each such industry is not utilized.

CERTAIN TRANSACTIONS

Litigation Matters

USAT Matters

In October 1994, the Company learned that the United States Department of Treasury's Office of Thrift Supervision ("OTS") had commenced an investigation into United Financial Group, Inc. ("UFG") and the insolvency of its wholly owned subsidiary, United Savings Association of Texas ("USAT"). In December 1988, the Federal Home Loan Bank Board ("FHLBB") placed USAT into receivership and appointed the Federal Savings & Loan Insurance Corp. as receiver. At the time of the receivership, the Company owned approximately 13% of the voting stock of UFG.

On December 26, 1995, the OTS initiated a formal administrative proceeding (the "*OTS action*") against the Company and others by filing a Notice of Charges (No. AP 95-40; the "Notice"). The Notice alleged, among other things, misconduct by the Company, Federated, Mr. Hurwitz and others (the "Respondents") with respect to the failure of USAT. The Notice claims, among other things, that the Company was a savings and loan holding company, that with others it controlled USAT, and that, as a result of such status, it was obligated to maintain the net worth of USAT. The Notice makes numerous other allegations against the Company and the other Respondents, including that through USAT it was involved in prohibited transactions with Drexel, Burnham, Lambert Inc. (**"Drexel"**). The OTS's pre-hearing statement alleged unspecified damages in excess of $560 million from the Company and Federated for restitution and reimbursement against loss for their pro rata portion (allegedly 35%) of the amount of USAT's capital deficiency and all imbedded losses as of the date of USAT's receivership (allegedly $1.6 billion). The OTS also seeks civil money penalties and a removal from, and prohibition against the Company and the other remaining Respondents engaging in, the banking industry. The hearing on the merits of this matter commenced on September 22, 1997 and concluded March 1, 1999. On February 10, 1999, the OTS and the FDIC settled with all of the Respondents except Mr. Hurwitz, the Company and Federated, for $1.0 million and limited cease and desist orders.

Post hearing briefing concluded on January 31, 2000. In its post-hearing brief, the OTS claimed, among other things, that the remaining Respondents, Mr. Hurwitz, the Company and Federated, were jointly and severally liable to pay either $821.3 million in restitution or reimbursement of $362.6 million for alleged unjust enrichment. The OTS also claimed that each remaining Respondent should be required to pay $4.6 million in civil money penalties, and that Mr. Hurwitz should be prohibited from engaging in the banking industry. The Respondents' brief claimed that none of them had any liability in this matter.

On September 12, 2001, the administrative law judge issued a recommended decision in favor of the Respondents on each claim made by the OTS. The OTS Director may accept or change the judge's recommended decision, which the Company expects will occur by the end of 2002. If changed, such a decision would then be subject to appeal by any of the Respondents to the federal appellate court.

On August 2, 1995, the Federal Deposit Insurance Corporation (**"FDIC"**) filed a civil action entitled *Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz* (the **"FDIC action"**) in the U.S. District Court for the Southern District of Texas (No. H-95-3956). The original complaint was against Mr. Hurwitz and alleged damages in excess of $250.0 million based on the allegation that Mr. Hurwitz was a controlling shareholder, de facto senior officer and director of USAT, and was involved in certain decisions which contributed to the insolvency of USAT. The original complaint further alleged, among other things, that Mr. Hurwitz was obligated to ensure that UFG, Federated and the Company maintained the net worth of USAT. In January 1997, the FDIC filed an amended complaint which seeks, conditioned on the OTS prevailing in the OTS action, unspecified damages from Mr. Hurwitz relating to amounts the OTS does not collect from the Company and Federated with respect to their alleged obligations to maintain USAT's net worth. On February 6, 1998, Mr. Hurwitz filed a motion seeking dismissal of this action. On November 2, 1998, Mr. Hurwitz filed a supplement to his motion to dismiss and on December 9, 1998, Mr. Hurwitz filed a supplemental motion for sanctions against the FDIC. On March 12, 1999, the Court held a hearing on pending motions, including the motion to dismiss, and on March 15, 1999, the Court confirmed that it had taken the motion to dismiss under advisement.

On May 31, 2000, the Company, Federated and Mr. Hurwitz filed a counterclaim to the *FDIC action* (the **"FDIC Counterclaim"**). The *FDIC Counterclaim* states that the FDIC illegally paid the OTS to bring claims against the Company, Federated and Mr. Hurwitz. The Company, Federated and Mr. Hurwitz are asking that the FDIC be ordered to not make any further payments to the OTS to fund the administrative proceedings described above, and they are seeking reimbursement of attorneys' fees and damages from the FDIC. As of December 31, 2001, such fees were in excess of $35.0 million.

On January 16, 2001, an action was filed against the Company, Federated and certain of the Company's directors in the Court of Chancery of the state of Delaware entitled *Alan Russell Kahn v. Federated Development Co., MAXXAM Inc., et. al.,* Civil Action 18623NC (the **"Kahn lawsuit"**). The plaintiff purports to bring this action as a stockholder of the Company derivatively on behalf of the Company. The lawsuit concerns the *FDIC* and *OTS actions*, and the Company's advancement of fees and expenses on behalf of Federated and certain of the Company's directors in connection with these actions. It alleges that the defendants have breached their fiduciary duties to the Company, and have wasted corporate assets, by allowing the Company to bear all of the costs and expenses of Federated and certain of the Company's directors related to the *FDIC* and *OTS actions*. The plaintiff seeks to require Federated and certain of the Company's directors to reimburse the Company for all costs and expenses incurred by the Company in connection with the *FDIC* and *OTS actions*, and to enjoin the Company from advancing to Federated or certain of the Company's directors any further funds for costs or expenses associated with these actions. The parties have agreed to an indefinite extension of the defendants' obligations to respond to the plaintiffs' claims.

Indemnification of Directors and Officers

Certain present and former directors and officers of the Company are parties in certain of the actions described above. The Company's Amended and Restated By-Laws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can under certain circumstances include amounts other than defense costs, including judgments and settlements.

Other Matters

The Company and certain of its subsidiaries share certain administrative and general expenses with Giddeon Holdings. Under these arrangements, Giddeon Holdings' obligation to the Company and its subsidiaries was approximately $168,215 for 2001. At December 31, 2001, Giddeon Holdings owed the Company $10,423 for certain general and administrative expenses, which amount was subsequently paid in 2002.

Mr. Levin, a director of the Company, is a member of the law firm of Kramer Levin Naftalis & Frankel LLP, which provides legal services to the Company and its subsidiaries. Mr. Rosenberg, a director of the Company, is a partner in the law firm of Loeffler Jonas & Tuggey LLP, which provides legal services to the Company and its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of such copies of Forms 3, 4 and 5 and any amendments thereto furnished to the Company with respect to its most recent fiscal year, and written representations from certain reporting persons that no Forms 5 were required, the Company believes that all filing requirements were complied with which were applicable to its officers, directors and greater than ten percent beneficial owners.

OTHER BUSINESS

Neither the Board of Directors nor management intends to bring before the Annual Meeting any business other than the matters referred to in the Notice of Annual Meeting of Stockholders and this Proxy Statement, nor is any stockholder entitled under the Company's Amended and Restated By-Laws to bring any such other matter before the Annual Meeting. Nonetheless, if any other business should properly come before the meeting, or any postponement or adjournment thereof, the persons named on the enclosed proxy card will vote on such matters according to their best judgment.

OTHER MATTERS

Solicitation of Proxies

The cost of mailing and soliciting proxies in connection with the Annual Meeting will be borne by the Company. In addition to solicitations by mail, proxies may also be solicited by the Company and its directors, officers and employees (who will receive no compensation therefor beyond their regular salaries or fees). Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Stock and Preferred Stock of the Company, and such entities will be reimbursed for their expenses.

Independent Public Accountants

Arthur Andersen LLP ("Andersen"), the Company's independent public accountants, has completed its audit with respect to the Company's 2001 fiscal year.

The Audit Committee annually considers and recommends to the Board the selection of the Company's independent public accountants. As recommended by the Audit Committee, the Board of Directors on April 30, 2002, decided to no longer engage Andersen as the Company's independent public accountants and engaged Deloitte & Touche LLP to serve as the Company's independent public accountants effective immediately.

Andersen's reports on the Company's consolidated financial statements for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's fiscal years ended December 31, 2001 and 2000 and through the date hereof, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their reports on the Company's consolidated financial statements and schedule for such years; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

During the Company's fiscal years ended December 31, 2001 and 2000 and through the date hereof, the Company did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of the audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Stockholder Proposals for the 2003 Annual Meeting of Stockholders

Proposals which stockholders intend to present at the 2003 annual meeting of stockholders (other than those submitted for inclusion in the Company's proxy material pursuant to Rule 14a-8 of the proxy rules of the SEC or director nominees) must be received by the Company no later than December 31, 2002 to be presented at the meeting. Proposals pursuant to Rule 14a-8 of the proxy rules must also be received by December 31, 2002, to be eligible for inclusion in the proxy material for that meeting. Finally, stockholder submissions of director nominees must be received by the Company no later than March 24, 2003 to be presented at the meeting. Any such stockholder communications must be sent to the Company's Secretary at its executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057 via any method which provides evidence of delivery, other than facsimile or any other form of electronic communication.

By Order of the Board of Directors

BERNARD L. BIRKEL
Secretary

April 30, 2002
Houston, Texas

[MAXXAM Logo]

Table of Contents

Notice of 2002 Annual Meeting
and
Proxy Statement

Important
Please sign and date your proxy card
and promptly return it in the enclosed envelope.

♲ Printed on recycled paper.

Pre-Registration Request

If you plan to attend the MAXXAM Inc. Annual Meeting of Stockholders at 8:30 a.m., local time, on Wednesday, May 22, 2002, at the Marriott West Loop, Houston, Texas, you may use this form to pre-register and expedite your admission to the meeting. Should you pre-register, you will only need to supply proof of identification to enter the meeting. If you hold your shares of record, please complete and return this form in order to pre-register. If you hold your shares through your broker, bank or other nominee, please complete and return this form accompanied by your brokerage or similar statement (demonstrating that you owned shares of Capital Stock as of the close of business on March 29, 2002). Compliance with pre-registration and proof of identification will grant you admittance to the meeting. All stockholders will still need to follow the rules and procedures set forth in the Proxy Statement and at the Annual Meeting in order to vote their shares at the meeting.

Please return this pre-registration form, together with proof of Capital Stock ownership as of the record date, if necessary, by facsimile to (866) 717-8999 before 5:00 p.m., Houston time, on May 17, 2002. For further information, you may call toll-free at (713) 267-3675.

(   ) I plan to attend OR   (   ) I will send my proxy to attend the Company's Annual Meeting of Stockholders on May 22, 2002.

Please print your response to the following:

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